EXHIBIT 11
                       CHASE PREFERRED CAPITAL CORPORATION
                       Computation of net income per share


Net income for basic earnings per share is computed by subtracting from the applicable earnings the dividend requirements on preferred stock to arrive at earnings applicable to common stock and dividing this amount by the weighted average number of common shares outstanding during the period.

                                                        Three Months Ended
                                                             March 31,
                                                 -------------------------------
                                                    1999               1998
(in thousands, except shares outstanding):
================================================================================
Earnings:

Net Income                                       $    17,147       $    19,016
Less:  Preferred Stock Dividend Requirements          11,137            11,137
                                                 -----------       -----------

Net Income Applicable to Common Stock            $     6,010       $     7,879
                                                 -----------       -----------

Shares:

Weighted Average Number of Common Shares
     Outstanding (a)                                       1                 1

Net Income Per Share (a):                        $     6,010       $     7,879
                                                 ===========       ===========

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(a)   All common share and per share amounts have been restated to reflect the change, effected December 29, 1998, of the Company's outstanding Common Stock from 572,500 shares, par value $300 per share, to one share, par value $171,750,000 per share.


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